Exhibit 99.1

Investor Contact:

Kelsey Turcotte

The Blueshirt Group

(917) 842-0334

Kelsey@blueshirtgroup.com

Kornit Digital Reports Fourth Quarter and Full-Year 2019 Results

Record 2019 with 39% Year-Over-Year Growth in System Sales

●	Fourth quarter revenue of $48.7 million, net of $1.1 million attributed to the non-cash impact of warrants.
●	Fourth quarter 2019 GAAP operating income of $3.3 million; Non-GAAP operating income of $5.8 million, net of $1.1 million attributed to the non-cash impact of warrants.
●	Completed a year of innovative and successful new product introductions, continued to focus on strengthening infrastructure and expanding scale across the business, laying foundation for future growth.

Rosh-Ha`Ayin, Israel – February 11, 2020 – Kornit Digital Ltd. (NASDAQ: KRNT), a leading provider of digital printing solutions for the global textile industry, today reported results for the fourth quarter and full-year, ended December 31, 2019.

“The fourth quarter of 2019 capped off another year of exciting growth and progress for Kornit. We are extremely proud of our strong performance in 2019 and believe that our leadership position in the market continues to widen.” said Ronen Samuel, Kornit Digital’s Chief Executive Officer. “Our 2019 results provide a robust foundation for continued growth and execution in 2020 as we are seeing the exceptionally strong momentum in the business continue in the first quarter. We believe Kornit is best positioned to lead the textile industry in its shift to on-demand manufacturing in a sustainable way.”

2019 GAAP and Non-GAAP figures in today’s press release are presented using a different valuation basis to the warrants impact compared to previous quarters as a result of the recently issued accounting standards update (ASU 2019-08).

The Company will provide additional information in today's earning call, details of which can be found at the end of today's press release.

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the fourth quarters of 2019 and 2018, respectively:

	Fourth Quarter Warrants Impact
	Three Months Ended
	December 31,
	2019				2018
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$48.7	M	$1.1	M	$37.8	M	$1.4	M
Non-GAAP Gross Margin	50.2%		113	bps	48.8%		181	bps
Non-GAAP Operating Margin	12.0%		200	bps	7.8%		326	bps
Non-GAAP Net Margin	14.5%		194	bps	7.8%		326	bps
Non-GAAP Diluted Earnings Per Share	$0.17		$0.02		$0.08		$0.04

The following table compares the adverse, non-cash impact that our outstanding warrants had on our results of operations during the full-year 2019 and 2018, respectively:

	Full-Year Warrants Impact
	Year Ended
	December 31,
	2019				2018
	Net of Warrants Impact		Warrants Impact		Net of Warrants Impact		Warrants Impact

Revenue	$179.9	M	$5.1	M	$142.4	M	$4.6	M
Non-GAAP Gross Margin	47.9%		144	bps	49.8%		156	bps
Non-GAAP Operating Margin	10.1%		248	bps	8.9%		284	bps
Non-GAAP Net Margin	10.9%		245	bps	9.2%		283	bps
Non-GAAP Diluted Earnings Per Share	$0.49		$0.13		$0.37		$0.13

Guy Avidan, Kornit Digital’s Chief Financial Officer said, “We had a strong close to 2019 as we saw significant business expansion with strategic accounts and collaborative business development activities with leading brands resulting in new customer accounts in both the athleisure and specialty retail categories. There is a significant market opportunity ahead of us and we continue to invest in the business through expansion of our go-to-market capabilities, enhancements to our global leadership team, and allocation of incremental capital to drive innovation that will propel Kornit towards our long-term goal of reaching $500 million in run-rate sales exiting 2023.”

Fourth Quarter 2019 Results of Operations

●	Total revenue for the fourth quarter 2019 revenue grew 28.8% to $48.7 million, net of $1.1 million attributed to the non-cash impact of warrants, compared to $37.8 million, net of $1.4 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net income for the fourth quarter 2019 was $4.8 million, or $0.11 per diluted share, compared to net income of $7.0 million, or $0.19 per diluted share, for the fourth quarter 2018.
●	Non-GAAP net income for the fourth quarter 2019 was $7.1 million, or $0.17 per diluted share, net of $0.02 per diluted share attributed to the non-cash impact of warrants, compared to $3.0 million, or $0.08 per diluted share, net of $0.04 per diluted share attributed to the non-cash impact of warrants, for the fourth quarter 2018.

Full-Year 2019 Results of Operations

●	Total revenue for the full-year 2019 revenue was $179.9 million, net of $5.1 million attributed to the non-cash impact of warrants, compared to $142.4 million, net of $4.6 million attributed to the non-cash impact of warrants in the prior year period.
●	GAAP net income for the full-year 2019 was $10.2 million, or $0.26 per diluted share, compared to net income of $12.4 million, or $0.35 per diluted share, for the full-year 2018.
●	Non-GAAP net income for the full-year 2019 was $19.6 million, or $0.49 per diluted share, net of $0.13 per diluted share attributed to the non-cash impact of warrants, compared to $13.1 million, or $0.37 per diluted share, net of $0.13 per diluted share attributed to the non-cash impact of warrants, for the full-year 2018.

First Quarter 2020 Guidance

The Company will discuss the details of its guidance live during its earnings conference call, which will be available for replay via webcast at ir.kornit.com, as referenced below.

Conference Call Information

The Company will host a conference call today at 5:00 p.m. ET, or 0:00 a.m. Israel time, to discuss the results, followed by a question and answer session for the investment community. A live webcast of the call can be accessed at ir.kornit.com. To access the call, participants may dial toll-free at 1-800-289-0438 or +1-323-794-2423. The toll-free Israeli number is 1 809 212 883. The confirmation code is 1770690.

To listen to a telephonic replay of the conference call, dial toll-free 1-844-512-2921 or +1-412-317-6671 (international) and enter confirmation code 1770690. The telephonic replay will be available beginning at 8:00 p.m. ET on Tuesday, February 11, 2020, and will last through 11:59 p.m. ET on Tuesday, February 25, 2020. The call will also be available for replay via the webcast link on Kornit’s Investor Relations website.

Forward Looking Statements

Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. securities laws. Forward-looking statements are characterized by the use of forward-looking terminology such as "will," "expects," "anticipates," "continue," "believes," "should," "intended," "guidance," "preliminary," "future," "planned," or other words. These forward-looking statements include, but are not limited to, statements relating to the Company's objectives, plans and strategies, statements of preliminary or projected results of operations or of financial condition and all statements that address activities, events or developments that the Company intends, expects, projects, believes or anticipates will or may occur in the future. Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. The Company has based these forward-looking statements on assumptions and assessments made by its management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate. Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things: the degree of our success in developing, introducing and selling new or improved products and product enhancements including specifically our Poly Pro and Presto products the extent of our ability to consummate sales to large accounts with multi-system delivery plans, the degree of our ability to fill orders for our systems, the extent of our ability to continue to increase sales of our systems, ink and consumables, the extent of our ability to leverage our global infrastructure build-out, the development of the market for digital textile printing, the availability of alternative ink, competition, sales concentration, changes to our relationships with suppliers, the extent of our success in marketing, and those additional factors referred to under "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2018, filed with the U.S. Securities and Exchange Commission on March 26, 2019. Any forward-looking statements in this press release are made as of the date hereof, and the Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Non-GAAP Discussion Disclosure

Non-GAAP financial measures consist of GAAP financial measures adjusted to exclude the impact of share-based compensation expenses, acquisition related expenses, offering costs, excess cost of acquired inventory, foreign exchange differences associated with ASC 842, amortization of acquired intangible assets, deferred tax impact and restructuring expenses and their tax effect. The purpose of such adjustments is to provide an indication of our performance exclusive of non-cash charges and other items that are considered by management to be outside of our core operating results. These Non-GAAP measures are among the primary factors management uses in planning for and forecasting future periods. Furthermore, the Non-GAAP measures are regularly used internally to understand, manage and evaluate our business and make operating decisions, and we believe that they are useful to investors as a consistent and comparable measure of the ongoing performance of our business. However, our Non-GAAP financial measures are not meant to be considered in isolation or as a substitute for comparable GAAP measures and should be read only in conjunction with our consolidated financial statements prepared in accordance with GAAP. Additionally, these Non-GAAP financial measures may differ materially from the Non-GAAP financial measures used by other companies.

About Kornit

Kornit Digital (NASDAQ: KRNT) develops, manufactures and markets industrial digital printing technologies for the garment, apparel and textile industries. Kornit delivers complete solutions, including digital printing systems, inks, consumables, software and after-sales support. Leading the digital direct-to-garment printing market with its exclusive eco-friendly NeoPigment printing process, Kornit caters directly to the changing needs of the textile printing value chain. Kornit’s technology enables innovative business models based on web-to-print, on-demand and mass customization concepts. With its immense experience in the direct-to-garment market, Kornit also offers a revolutionary approach to the roll-to-roll textile printing industry: digitally printing with a single ink set onto multiple types of fabric with no additional finishing processes. Founded in 2003, Kornit Digital is a global company, headquartered in Israel with offices in the USA, Europe and Asia Pacific, and serves customers in more than 100 countries worldwide.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands)

	December 31,	December 31,
	2019	2018
	(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,743	$74,132
Short-term bank deposit	95,000	5,000
Marketable securities	32,567	3,981
Trade receivables, net	40,510	21,953
Inventory	37,477	30,030
Other accounts receivable and prepaid expenses	6,985	5,660
Total current assets	253,282	140,756

LONG-TERM ASSETS:
Marketable securities	95,393	44,603
Deposits and prepaid expenses	356	744
Severance pay fund	301	351
Deferred taxes	9,661	7,272
Property,plant and equipment, net	17,489	14,994
Operating lease right-of-use assets	22,806	-
Intangible assets, net	2,494	1,011
Goodwill	5,564	5,092
Total long-term assets	154,064	74,067

Total assets	$407,346	$214,823

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Trade payables	$23,449	$16,614
Employees and payroll accruals	9,165	7,932
Deferred revenues and advances from customers	2,688	3,633
Operating lease liabilities	3,902	-
Other payables and accrued expenses	8,253	4,993
Total current liabilities	47,457	33,172

LONG-TERM LIABILITIES:
Accrued severance pay	1,035	1,059
Operating lease liabilities	19,231	-
Other long-term liabilities	1,320	1,456
Total long-term liabilities	21,586	2,515

SHAREHOLDERS’ EQUITY	338,303	179,136

Total liabilities and shareholders’ equity	$407,346	$214,823

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended		Three Months Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Revenues
Products	$156,594	$125,729	$42,247	$33,522
Services	23,272	16,644	6,403	4,264
Total revenues	179,866	142,373	48,650	37,786

Cost of revenues
Products	71,057	53,303	17,746	14,029
Services	26,733	19,201	6,870	5,630
Total cost of revenues	97,790	72,504	24,616	19,659

Gross profit	82,076	69,869	24,034	18,127

Operating expenses:
Research and development	22,407	21,912	6,021	6,231
Selling and marketing	33,573	25,596	9,251	6,877
General and administrative	18,498	16,436	5,454	4,179
Restructuring expenses	-	321	-	-
Total operating	74,478	64,265	20,726	17,287
Operating income	7,598	5,604	3,308	840
Financial income, net	3,313	1,433	2,186	341
Income before taxes on income	10,911	7,037	5,494	1,181

Taxes on income (benefit)	744	(5,392)	738	(5,796)
Net income	10,167	12,429	4,756	6,977

Basic net income per share	$0.27	$0.36	$0.12	$0.20

Weighted average number of shares used in computing basic net income per share	38,079,394	34,521,352	40,655,404	34,956,121

Diluted net income per share	$0.26	$0.35	$0.11	$0.19

Weighted average number of shares used in computing diluted net income per share	39,500,305	35,363,704	42,210,359	35,986,581

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

RECONCILATION OF GAAP TO NON-GAAP CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Year ended		Three Months Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

GAAP cost of revenues	$97,790	$72,504	$24,616	$19,659
Cost of product recorded for share-based compensation (1)	(632)	(494)	(213)	(154)
Cost of service recorded for share-based compensation (1)	(520)	(398)	(146)	(130)
Intangible assets amortization on cost of product (3)	(100)	(100)	(25)	(25)
Excess cost of product on acquired inventory (a)	(2,790)	-	-	-
Acquisition related expenses (2)	(28)	-	-	-
Non-GAAP cost of revenues	$93,720	$71,512	$24,232	$19,350

GAAP gross profit	$82,076	$69,869	$24,034	$18,127
Gross profit adjustments	4,070	992	384	309
Non-GAAP gross profit	$86,146	$70,861	$24,418	$18,436

GAAP operating expenses	$74,478	$64,265	$20,726	$17,287
Share-based compensation (1)	(5,462)	(4,654)	(1,671)	(1,378)
Acquisition related expenses (2)	(291)	-	(234)	-
Intangible assets amortization (3)	(757)	(964)	(225)	(241)
Offering costs (c)	-	(175)	-	(175)
Restructuring expenses	-	(321)	-	-
Non-GAAP operating expenses	$67,968	$58,151	$18,596	$15,493

GAAP Financial income	$3,313	$1,433	$2,186	$341
Foreign exchange losses associated with ASC 842	250	-	(530)	-
Non-GAAP Financial income	$3,563	$1,433	$1,656	$341

GAAP Taxes on income (benefit)	$744	$(5,392)	$738	$(5,796)
Tax effect on to the above non-GAAP adjustments	1,021	472	88	186
Tax benefit (b)	388	5,941	(419)	5,941
Non-GAAP Taxes on income	$2,153	$1,021	$407	$331

GAAP net income	$10,167	$12,429	$4,756	$6,977
Share-based compensation (1)	6,614	5,546	2,030	1,662
Acquisition related expenses (2)	319	-	234	-
Intangible assets amortization (3)	857	1,064	250	266
Offering costs (c)	-	175	-	175
Excess cost of product on acquired inventory (a)	2,790	-	-	-
Restructuring expenses	-	321	-	-
Foreign exchange losses associated with ASC 842	250	-	(530)	-
Tax effect on to the above non-GAAP adjustments	(1,021)	(472)	(88)	(186)
Deferred taxes on income (benefit) (b)	(388)	(5,941)	419	(5,941)
Non-GAAP net income	$19,588	$13,122	$7,071	$2,953

GAAP diluted earning per share	$0.26	$0.35	$0.11	$0.19

Non-GAAP diluted earning per share	$0.49	$0.37	$0.17	$0.08

Weighted average number of shares

Shares used in computing GAAP diluted net earning per share	39,500,305	35,363,704	42,210,359	35,986,581

Shares used in computing Non-GAAP diluted net earning per share	39,751,470	35,626,160	42,710,001	36,154,121

(1) Share-based compensation
Cost of product revenues	632	494	213	154
Cost of service revenues	520	398	146	130
Research and development	1,294	1,022	360	327
Selling and marketing	1,689	1,240	557	398
General and administrative	2,479	2,392	754	653
	6,614	5,546	2,030	1,662
(2) Acquisition related expenses
Cost of product revenues	28	-	-	-
Selling and marketing	14	-	-	-
General and administrative	277	-	234	-
	319	-	234	-
(3) Intangible assets amortization
Cost of product revenues	100	100	25	25
Selling and marketing	757	964	225	241
	857	1,064	250	266

(a)	Consists of charges to cost of revenues for the difference between the higher carrying cost of the acquired inventory from a distributor purchased on February 8, 2019 which was recorded at fair value and the standard cost of the Company’s inventory, which adversely impacts the Company’s gross profit.
(b)	Non cash impact related to the recognition of deferred taxes with respect to carryforward losses in Israel.
(c)	Offering costs related to the secondary offering of the company’s shares.

KORNIT DIGITAL LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Year ended		Three Months Ended
	December 31,		December 31,
	2019	2018	2019	2018
	(Unaudited)		(Unaudited)

Cash flows from operating activities:

Net income	$10,167	$12,429	$4,756	$6,977
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	4,441	4,965	1,082	1,362
Fair value of warrants deducted from revenues	5,094	4,576	1,130	1,386
Share-based compensation	6,614	5,546	2,030	1,662
Amortization of premium (discount) on marketable securities	(112)	388	7	49
Realized loss (gain) on sale of marketable securities	(271)	480	-	480
Decrease (increase) in trade receivables	(18,617)	1,069	4,727	8,653
Increase in other receivables and prepaid expenses	(1,204)	(3,135)	(1,609)	(1,026)
Decrease (increase) in inventory	(4,183)	4,037	(3,076)	(4,882)
Decrease in operating leases right-of-use assets	(571)	-	(623)	-
Increase in deferred taxes, net	(1,885)	(6,665)	(1,253)	(6,640)
Decrease (increase) in other long term assets	386	(121)	182	(33)
Increase in trade payables	6,032	4,394	5,585	4,627
Increase in operating lease liabilities	898	-	118	-
Increase in employees and payroll accruals	1,423	1,621	239	1,100
Increase (decrease) in deferred revenues and advances from customers	(921)	1,981	202	1,692
Increase (decrease) in other payables and accrued expenses	3,588	548	1,934	(243)
Increase (decrease) in accrued severance pay, net	26	(1)	(20)	(199)
Increase (decrease) in other long term liabilities	(136)	867	(13)	712
Loss from sale and disposal of property and Equipment	23	-	22	-
Foreign currency translation income on inter company balances with foreign subsidiaries	212	389	(472)	49

Net cash provided by operating activities	11,004	33,368	14,948	15,726

Cash flows from investing activities:

Purchase of property and equipment	(5,416)	(7,294)	(1,351)	(2,388)
Acquisition of intangible assets and capitalization of software development costs	(1,337)	-	(538)	-
Proceeds from sale of property and equipment	3	-	-	-
Cash paid in connection with acquisition	(4,715)	-	-	-
Decrease (increase) in bank deposits	(90,000)	(500)	(1,000)	4,500
Proceeds from sale of marketable securities	34,497	40,635	3,052	40,635
Proceeds from maturity of marketable securities	3,000	6,564	1,500	3,210
Purchase of marketable securities	(115,529)	(22,723)	(70,930)	(6,043)

Net cash provided by (used in) investing activities	(179,497)	16,682	(69,267)	39,914

Cash flows from financing activities:

Proceeds from secondary offering, net	129,710	-	-	-
Exercise of employee stock options	5,901	6,425	501	4,428
Payments related to shares withheld for taxes	(177)	-	(177)	-
Payment of contingent consideration	(303)	(900)	-	-

Net cash provided by financing activities	135,131	5,525	324	4,428

Foreign currency translation adjustments on cash and cash equivalents	(27)	(72)	68	(35)
Increase (decrease) in cash and cash equivalents	(33,389)	55,503	(53,927)	60,033
Cash and cash equivalents at the beginning of the period	74,132	18,629	94,670	14,099
Cash and cash equivalents at the end of the period	40,743	74,132	40,743	74,132

Non-cash investing and financing activities:

Purchase of property and equipment on credit	920	222	920	222
Inventory transferred to be used as property and equipment	-	591	-	192
Lease liabilities arising from obtaining right-of-use assets	9,640	-	8,307	-
Capitalization of software development costs	112	-	112	-